SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

08000286

SEC Mail
Mail Processing
Section

JAN 14 2008

Washington, DC
106

January 7, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published January 3 and 7, 2008.

Best regards,
Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
January 3, 2008	Press Release	Dan Tok succeeds Zdenek Burda as President of Skanska Czech Republic	law and by the listing agreement with Stockholm Stock Exchange
January 7, 2008	Press Release	Skanska develops and Constructs residential Housing in Gothenburg - invests approx. SEK 450 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Press Release

January 7, 2008
08:30 am CET

Skanska develops and constructs residential housing in Gothenburg – invests approximately SEK 450 M

Skanska is to develop and construct a new residential area adjacent to Frölunda Torg in Gothenburg. Skanska has entered into an agreement with Diligentia regarding the purchase of land with the associated building rights. Skanska's investment in land and project development will amount to approximately SEK 450 M.

The new residential area, comprising three buildings from three to nine floors high, is being built with a parking deck on the bottom level. In total, Skanska will construct about 180 apartments in varying sizes, but with a focus on three-room apartments.

The residential project will be one of the first 3D properties to be registered in Gothenburg. 3D means that a property can be divided up into different areas of use with different owners.

Sales are scheduled to commence in the spring of 2008, with occupancy scheduled for spring of 2010. The construction work will start in the winter 2008/2009.

The apartment buildings, featuring an exciting and modern design, are part of the major refurbishment of Frölunda Torg and its surrounding neighborhood.

Skanska Residential Development Nordic will initiate and develop the residential area for apartment buildings and single-family houses. The unit develops about 4,200 new homes per year. The business unit has approximately 400 employees in four countries: Sweden, Finland, Norway and Denmark.

For further information please contact:

Björn Nilsson, Head of Communications, Skanska Residential Development Nordic, tel +46 733-49 82 90
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Press Release

January 3, 2008
09:00 am CET

Dan Ťok succeeds Zdeněk Burda as President of Skanska Czech Republic

Zdeněk Burda, President of Skanska Czech Republic, will step down in February 2008 after eleven years. He will be succeeded by Dan Ťok, currently Director of the industrial division of the Czech company KKCG. After stepping down Zdeněk Burda will serve as Chairman of the Board for the business unit for the remainder of 2008.

Burda has been heading Skanska's construction business in Czech Republic and Slovakia since 2000, when Skanska acquired the local company IPS where he was the CEO. In 2005 he was named "Manager of the Year" in the Czech Republic and over the years he has received several other high-ranked awards.

"We are very grateful for the outstanding work that Zdeněk Burda has done for Skanska. He has had a major role in the development of Skanska Czech Republic into a modern and successful company in the Czech market with a growing business also in Slovakia. His great leadership has also inspired many others, not only in Skanska," says Stuart Graham, Skanska's President and CEO.

Dan Ťok has a genuine industrial background and has held senior management positions in the Czech subsidiaries of ABB, Alstom and RWE. He is currently heading the industrial division of the Czech company KKCG.

"Dan Ťok is a modern Czech business leader with a thorough industrial background. Combined with his experience from international companies he will be well suited to develop Skanska in this region in the future," says Stuart Graham.

Skanska Czech Republic is the largest construction company in the country and had sales of about SEK 11 billion in 2006. The company has about 7,000 employees in Czech Republic and Slovakia.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for the media: +46 8 753 88 99.
Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

END